July 16, 2020
VIA EDGAR

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:
Robert Littlepage, Accountant Branch Chief
Joseph Cascarano, Senior Staff Accountant

Re:	Shutterstock, Inc. Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 13, 2020 File No. 001-35669
Dear Mr. Littlepage and Mr. Cascarano,
On behalf of Shutterstock, Inc. (the “Company”), we hereby submit this letter in response to comments contained in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated June 24, 2020, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2019 filed on February 13, 2020.
For the convenience of the Staff, we have repeated the text of each of the Staff’s comments below in bold text and followed each comment with the Company’s response.
For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information contained in this letter not be disclosed in response to any request made under the Freedom of Information Act, 5. U.S.C. §552, or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Securities and Exchange Commission’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[*]” in the copy filed electronically on EDGAR.
Confidential Treatment Requested by Shutterstock, Inc.
[*] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83
U.S. Securities and Exchange Commission
July 16, 2020

Form 10-K for Fiscal Year Ended December 31, 2019
Note 1. Summary of Operations and Significant Accounting Policies
Revenue Recognition, page F-12

1.We note that it is your policy to estimate expected unused licenses for subscription-based products and recognize the revenue associated with unused licenses throughout the subscription period. With a view towards clarifying disclosure, please explain to us the pattern of revenue recognition for the breakage amount and tell us how this results in revenue being recognized in proportion to the pattern of exercised rights. Also tell us how you determine the value of the unused licenses and whether or not this value determination impacts the amount of royalties paid to content contributors.
Response:
Our customers obtain licenses for functional intellectual property, and the right to use the licenses is determined to be at a point in time. The satisfaction of our performance obligations and the trigger for revenue recognition occurs when content is downloaded. For our subscription-based products, a customer pays a transaction price for a fixed allotment of digital content, and historical customer download activity shows customers generally do not use their entire allotment for certain of our subscription-based products (resulting in unused licenses, or breakage). In order to recognize the estimated expected unused license revenue in proportion to the pattern of exercised rights, at the time of purchase, the Company estimates expected unused licenses and recognizes the estimated revenue associated with the unused licenses as digital content is downloaded and licenses are obtained for such content by the customer during the subscription period.

In future filings, we will amend our Revenue Recognition accounting policy disclosure as follows (with new text bold and underlined and deleted text bold and struck through): “… For content licenses, the Company recognizes revenue on both its subscription-based and transaction-based ~~sales~~ products when content is downloaded, at which time the license is provided. In addition, management estimates expected unused licenses for subscription-based products and recognizes the estimated revenue associated with the unused licenses ~~throughout~~ as digital content is downloaded and licenses are obtained for such content by the customer during the subscription period. The estimate of unused licenses is based on historical download activity and future changes in the estimate could impact the timing of revenue recognition of the Company’s subscription products.”

In addition, the value of the unused licenses is calculated using the price per license (with the price per license determined as the total subscription price divided by total number of licenses available to the customer) multiplied by the estimated number of unused licenses. The value of unused licenses does not affect the royalty amount paid to a content contributor.

Confidential Treatment Requested by Shutterstock, Inc.
[*] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83
U.S. Securities and Exchange Commission
July 16, 2020

Equity-Based Compensation, page F-14

2.Please explain to us why you believe it is appropriate to continue to use the simplified method to estimate the expected term of your option awards. Please also tell us when you expect sufficient historical information to be available in order to determine the expected life assumptions. Refer to SAB Topic 14:D.2.
Response:
The Company’s Equity-Based Compensation accounting policy discloses the use of the simplified method when estimating the “Expected Term” assumption used in its option-pricing model. Management believes it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate an Expected Term as the Company has significantly reduced its utilization of stock options as compensation, and the Company has observed a low level of option exercise activity. Options issued by the Company have been “plain vanilla,” except for 500,000 awards granted in 2014 to Mr. Jon Oringer, Founder, Executive Chairman and Chairman of the Board. These options have a market-based vesting criterion, which has not yet been met.
A summary of the Company’s stock option awards and activity is as follows:
•Prior to 2014, the Company’s compensation strategy included issuing stock options to award and incentivize its workforce. Stock options were granted to the larger employee base, including senior management. In 2014, the Company’s compensation strategy shifted, whereby restricted stock units became the primary stock-based compensation award, and issuance of stock options was limited to certain executive officers.
•The Company generally used a four-year vesting period for its stock option awards granted to the executive officers, with vesting occurring in annual installments (except for the 500,000 stock options with a market-based vesting criterion granted in 2014 to Mr. Oringer, which also had a five-year time-based vesting condition that has now been satisfied). All stock option awards have a 10-year contractual term.
•The Company made only limited use of stock options in 2017, 2018 and 2019. Only one executive officer received options in each of 2018 and 2019. In addition, excluding exercises from stock options granted in 2012 and prior periods, the Company has had low volumes of exercise activity, as reflected in the table below by grant year (in thousands):
(a) Includes 500,000 stock options awarded in 2014 to Mr. Oringer. These 2014 stock options remain outstanding and, as noted above, are currently un-exercisable.

Confidential Treatment Requested by Shutterstock, Inc.
[*] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83
U.S. Securities and Exchange Commission
July 16, 2020

Management believes that this exercise activity is not sufficient to support the use of the historical method in estimating the Expected Term, since:
(i)Of the approximately [*] million options exercised, approximately [*] million, or approximately [*]%, were granted prior to the Company’s initial public offering (“IPO”) in October 2012, and had exercise prices ranging from $[*] to $[*] per award. Nearly all of these exercises occurred from 2013 through 2016. Based on the pre-IPO pricing of these stock options, which were significantly “in-the money” when exercised, management believes that these exercises are not predictive of an Expected Term for stock options granted after the IPO.
(ii)[*]
(iii)Excluding (i) and (ii) above, and the options granted to Mr. Oringer in 2014, [*]% of the remaining stock options granted have been exercised. Management believes this is not sufficient activity to use the historical method in estimating the Expected Term.
Management plans to use the simplified method until the Company obtains sufficient historical data regarding option exercises to reasonably estimate future stock option vesting and exercise behavior. This would be expected to occur at such time as the Company should increase its use of option awards and accumulate what it believes to be meaningful vesting and exercise data.

Note 6. Goodwill and Intangible Assets, page F-20

3.We note your goodwill balance was previously allocated to four reporting units: Bigstock, Editorial, Images and Music. Please explain in greater detail the specific changes in the Company’s reporting structure and "the way management monitors the business, as well as key milestones achieved in the continued integration of the Company’s operations and technology platform," which resulted in management's determination it had one reporting unit rather than four. In particular, your response should focus on the significant operating processes prior to and after your restructuring. Please also address paragraphs 33 to 46 of ASC 350-20-35 in explaining how you concluded that you only have one reporting unit for goodwill impairment purposes.
Response:
The Company respectfully advises the Staff that it has reviewed ASC 350-20-35 and concluded, pursuant to paragraphs 33 to 46 thereof, that it operates with one reporting unit for purposes of evaluating goodwill for impairment. Management highlights the following excerpt therefrom:
“350-20-35-34: A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component…”
Management concluded that, through March 31, 2019, the Company operated with four reporting units, representing components of the Company’s single operating segment. Each of the reporting units were identified after key acquisitions as the Company expanded its content product offerings. The following provides background on the initial determination of the four reporting units:
● Shutterstock was founded in 2003 as a provider of royalty-free stock images, which was the origination of the Company’s Images reporting unit.
Confidential Treatment Requested by Shutterstock, Inc.
[*] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83
U.S. Securities and Exchange Commission
July 16, 2020

● In 2009, the Company acquired SS SPV LLC (“Bigstock”), a stock photo agency, which enabled the Company to expand into the “credit-based” markets and offer more economically priced royalty-free images. Management deemed Bigstock to be a separate reporting unit for goodwill evaluation purposes, separate from the Company’s Images reporting unit, since Bigstock was to continue to be run on a separate platform from the primary Shutterstock image product and to be managed by a separate segment management team from an operational perspective using discrete financial information.
● In 2015, the Company acquired Rex Features (Holdings) Limited (“Rex Features” or “Editorial”). Rex Features offered media companies and advertisers images and videos, including a live feed of edited celebrity, entertainment, sports and news images and videos, along with access to a multi-decade archive of iconic images, which enabled the Company to distribute Editorial content. Upon acquisition, the Rex Features offering was serviced via an e-commerce platform separate from the Company’s Images platform, and was operating through a separate segment management team using discrete financial information, and, accordingly, management deemed Editorial to be a separate reporting unit for goodwill evaluation purposes.
● In 2015, the Company acquired Arbour Interactive Inc. (“PremiumBeat” or “Music”), a provider of exclusive, high-quality music and sound effects for use in videos, films, television, applications, games, and other creative projects. PremiumBeat enabled the Company to distribute Music content. Upon acquisition, the PremiumBeat offering was serviced via an e-commerce platform separate from the Company’s Images platform, and was operating through a separate segment management team using discrete financial information, and, accordingly, management deemed Music to be a separate reporting unit for goodwill evaluation purposes.
● In 2017, the Company acquired Flashstock Technologies, Inc. Flashstock, rebranded as Shutterstock Custom (“Custom”), enables the creation of custom content images through a proprietary software platform. Management concluded that this acquisition, and evaluation of its goodwill, should be consolidated in the Company’s Images reporting unit.
[*]
In connection with the events described above, there no longer was review of discrete financial information at a level lower than the Company’s single operating segment in accordance with paragraphs 33 to 46 of ASC 350-20-35. Management therefore concluded that the Company operates with one reporting unit for purposes of evaluating goodwill for impairment.

*****
If you have any questions regarding the Company’s responses, you may contact me at (646) 279-2390.
Very truly yours,
/s/ Jarrod Yahes
Jarrod Yahes
Chief Financial Officer
Confidential Treatment Requested by Shutterstock, Inc.
[*] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83
U.S. Securities and Exchange Commission
July 16, 2020